Exhibit 99.1
Shinhan Financial Group 2013 1Q Operating Results

On April 29, 2013, Shinhan Financial Group released its 2013 1Q operating results. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the auditing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

				QoQ		YoY
				Change		Change
Item		1Q 2013	4Q 2012	(%)	1Q 2012	(%)
Revenue*	Specified Quarter	7,652,999	7,155,318	6.96	7,764,370	-1.43

	Cumulative	7,652,999	29,800,374	-	7,764,370	-1.43

Operating Income	Specified Quarter	667,684	528,755	26.27	1,064,893	-37.30

	Cumulative	667,684	3,178,088	-	1,064,893	-37.30

Income before Income Taxes	Specified Quarter	681,553	468,345	45.52	1,147,974	-40.63

	Cumulative	681,553	3,230,757	-	1,147,974	-40.63

Net Income	Specified Quarter	522,931	353,206	48.05	869,797	-39.88

	Cumulative	522,931	2,492,427	-	869,797	-39.88

Net Income Attributable to Controlling Interest	Specified Quarter	481,307	310,896	54.81	827,288	-41.82

	Cumulative	481,307	2,322,408	-	827,288	-41.82

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

				QoQ		YoY
				Change		Change
Item		1Q 2013	4Q 2012	(%)	1Q 2012	(%)
Revenue*	Specified Quarter	4,548,662	5,042,476	-9.79	5,152,232	-11.71

	Cumulative	4,548,662	18,718,102	-	5,152,232	-11.71

Operating Income	Specified Quarter	414,390	324,502	27.70	780,726	-46.92

	Cumulative	414,390	2,076,482	-	780,726	-46.92

Net Income from Continuing Operation before Income Taxes	Specified Quarter	424,561	270,244	57.10	845,407	-49.78

	Cumulative	424,561	2,079,545	-	845,407	-49.78

Net Income	Specified Quarter	338,358	218,879	54.59	659,553	-48.70

	Cumulative	338,358	1,661,476	-	659,553	-48.70

Net Income Attributable to Controlling Interest	Specified Quarter	338,313	218,850	54.59	659,504	-48.70

	Cumulative	338,313	1,661,302	-	659,504	-48.70

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

				QoQ		YoY
				Change		Change
Item		1Q 2013	4Q 2012	(%)	1Q 2012	(%)
Revenue*	Specified Quarter	1,188,231	1,192,655	-0.37	1,099,992	8.02

	Cumulative	1,188,231	4,600,856	-	1,099,992	8.02

Operating Income	Specified Quarter	205,320	207,196	-0.91	239,506	-14.27

	Cumulative	205,320	956,131	-	239,506	-14.27

Income before Income Taxes	Specified Quarter	204,939	203,200	0.86	244,747	-16.26

	Cumulative	204,939	956,471	-	244,747	-16.26

Net Income	Specified Quarter	160,617	156,710	2.49	186,645	-13.95

	Cumulative	160,617	741,772	-	186,645	-13.95

Net Income Attributable to Controlling Interest	Specified Quarter	160,617	156,710	2.49	186,645	-13.95

	Cumulative	160,617	741,772	-	186,645	-13.95

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues